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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)

                SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP
                               (Name of Issuer)

                    UNITS OF LIMITED PARTNERSHIP INTERESTS
                        (Title of Class of Securities)

                                     NONE
                                (CUSIP Number)

                          AQUARIUS ACQUISITION, L.P.
                     C/O NOMURA ASSET CAPITAL CORPORATION
                          TWO WORLD FINANCIAL CENTER
                           NEW YORK, NEW YORK 10005
                                (212) 667-2250
                (Name, Address, and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                APRIL 10, 1995
           (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with this statement  [ ].

                             Page 1 of      Pages
                        Exhibit Index Appears on Page
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
 1.     NAME OF REPORTING PERSON S.S. OR I.R.S.
        IDENTIFICATION NO. OF ABOVE PERSON

        Aquarius Acquisition, L.P.
- -------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER     (a)[]
        OF A GROUP                                (b)[]
- -------------------------------------------------------------------------------
 3.     SEC USE ONLY
- -------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS                                  AF
- -------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS    []
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
- -------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
- -------------------------------------------------------------------------------
     NUMBER
       OF                 7. SOLE VOTING POWER                  226.15
     SHARES
  BENEFICIALLY         ------------------------------------------------
      OWNED
       BY                 8. SHARED VOTING POWER                N/A
      EACH
    REPORTING          ------------------------------------------------
     PERSON               9. SOLE DISPOSITIVE POWER             226.15
      WITH             ------------------------------------------------
                         10. SHARED DISPOSITIVE POWER           N/A
                       ------------------------------------------------
- -------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH            226.15
         REPORTING PERSON
- -------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       []
         CERTAIN SHARES
- -------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      34.8%
- -------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                 PN
- -------------------------------------------------------------------------------

                                2

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
 1.     NAME OF REPORTING PERSON S.S. OR I.R.S.
        IDENTIFICATION NO. OF ABOVE PERSON

        Nomura Asset Capital Corporation
- ------  -----------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER     (a)[]
        OF A GROUP                                (b)[]
- ------  -----------------------------------------------------
 3.     SEC USE ONLY
- ------  -----------------------------------------------------
 4.     SOURCE OF FUNDS                                  WC
- ------  -----------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS   []
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
- ------  -----------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
- ------  -----------------------------------------------------
     NUMBER
       OF                 7. SOLE VOTING POWER                  226.15
     SHARES
  BENEFICIALLY         ------------------------------------------------
      OWNED
       BY                 8. SHARED VOTING POWER                N/A
      EACH
    REPORTING          ------------------------------------------------
     PERSON               9. SOLE DISPOSITIVE POWER             226.15
      WITH             ------------------------------------------------
                         10. SHARED DISPOSITIVE POWER           N/A
- -------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           226.15
         REPORTING PERSON
- -------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     []
         CERTAIN SHARES
- -------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   34.8%
- -------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                              CO
- -------------------------------------------------------------------------------

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ITEM 1. SECURITY AND ISSUER.

   This Amendment No. 1 to Statement on Schedule 13D relates to Units ("Units") of limited partnership interests of Springhill Lake Investors Limited Partnership, a Maryland limited partnership (the "Partnership"), which has its principal offices at c/o Three Winthrop Properties, Inc., One International Place, Boston, Massachusetts 02110. Capitalized terms used in this Amendment No. 1 and not defined herein shall have the meanings set forth in the Tender Offer Statement on Schedule 14D-1, as amended, filed by Aquarius Acquisition, L.P., a Delaware limited partnership ("Aquarius"), with the Securities and Exchange Commission.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   On April 10, 1995, Aquarius purchased 9.5 Units in private transactions for a total consideration of $326,800. All funds necessary for these purchases were obtained from the Facility.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

   (a) Each of Aquarius and NACC is the beneficial owner of 226.15 Units, as determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended ("Rule 13d-3"). The 226.15 Units represent, in accordance with Rule 13d-3, approximately 34.8% of the 649 Units outstanding as of April 10, 1995.

   (b) Aquarius and NACC have the sole power to vote and dispose of all
226.15 Units.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                                                                           PAGE
                                                                           ----
Exhibit A: Form of Agreement to Purchase Limited Partnership Interests in Springhill Lake Investors Limited Partnership.








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                                  SIGNATURES

   After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 14, 1995

                                        AQUARIUS ACQUISITION, L.P.

                                        By: Partnership Acquisition Trust I,
                                         its General Partner

                                        By: WILMINGTON TRUST COMPANY,
                                         as Trustee and not in its
                                         individual capacity

                                        By: /s/ David A. Vanaskey, Jr.
                                        Name: David A. Vanaskey, Jr.
                                        Title: Senior Financial Services Officer


                                        NOMURA ASSET CAPITAL CORPORATION

                                        By: /s/ Daniel S. Abrams
                                        Name: Daniel S. Abrams
                                        Title: Vice President







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